As filed with the Securities and Exchange Commission on June 25, 1999
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     Schwab Trusts, Schwab Ten Trust, 1999 Series B

B.   NAME OF DEPOSITORS:

     Charles Schwab & Co., Inc.             Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

     Charles Schwab & Co., Inc.                Reich & Tang Distributors, Inc.
     101 Montgomery Street                     600 Fifth Avenue
     San Francisco, California 94104           New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                           COPY TO:
     FRANCES COLE, ESQ.                 PETER J. DEMARCO                   MICHAEL R. ROSELLA, Esq.
     Charles Schwab & Co., Inc.         Reich & Tang Distributors, Inc.    Battle Fowler LLP
     101 Montgomery Street              600 Fifth Avenue                   75 East 55th Street
     San Francisco, California 94104    New York, New York 10020           New York, New York 10022
                                                                          (212) 856-6858

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of Schwab Trusts, Schwab Ten Trust, 1999 Series B is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

     No filing fee required.

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on each date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion, Dated June 25, 1999

--------------------------------------------------------------------------------
                                 CHARLES SCHWAB

--------------------------------------------------------------------------------
                                  SCHWAB TRUSTS
                         SCHWAB TEN TRUST, 1999 SERIES B


           The final prospectus for a prior Series of Schwab Trusts, Schwab Ten Trust is hereby incorporated by reference and used as a preliminary prospectus for Schwab Trusts, Schwab Ten Trust, 1999 Series B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

================================================================================


================================================================================


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                      PROSPECTUS PART A DATED AUGUST , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

      The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet on Form S-6.
      The Cross-Reference Sheet (incorporated by reference to the Cross-
         Reference Sheet to Amendment No. 2 to the Registration Statement of Schwab Trusts, Schwab Ten Trust, 1997 Series A).
      The Prospectus consisting of           pages.
      Undertakings.
      Signatures.

      Listed below is the name and registration number of the previous series of Schwab Trusts, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Schwab Trusts, Schwab Ten Trust 1999 Series
B. These final prospectuses are incorporated herein by reference.
             Schwab Trusts, Schwab Ten Trust, 1998 Series B
             (Registration No. 333-53675)
             Schwab Trusts, Schwab Ten Trust, 1998 Series C
             (Registration No. 333-64293)
             Schwab Trusts, Schwab Ten Trust, 1999 Series A
             (Registration No. 333-72997)

      Written consents of the following persons:
             Battle Fowler LLP (included in Exhibit 3.1)
             Ernst & Young LLP


   The following exhibits:

   *99.1.1     --  Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit
                   99.1.1.1 below.

    99.1.1.1   --  Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series A on November 4, 1997 and incorporated herein by reference).

    99.1.3.5   --  Restated Articles of Incorporation of Charles Schwab & Co.,
                   Inc (filed as Exhibit 1.3.5 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series A on November 4, 1997 and incorporated herein by reference).

    99.1.3.6   --  Certificate of Amendment of Articles of Incorporation of
                   Charles Schwab & Co., Inc (filed as Exhibit 1.3.6 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series A on November 4, 1997 and incorporated herein by reference).

    99.1.3.7   --  Amended and Restated Bylaws of Charles Schwab & Co., Inc
                   (filed as Exhibit 1.3.7 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series A on November 4, 1997 and incorporated herein by reference).

    99.1.3.8   --  Certificate of Incorporation of Reich & Tang Distributors,
                   Inc. (filed as Exhibit 1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).


    99.1.3.9. --   By-Laws of Reich & Tang Distributors, Inc. (filed as Exhibit
                   1.3.6 to Form S-6 Registration Statement No. 333-44301 of
                   Equity Securities Trust, Series 16, Signature Series, Zacks
                   All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

     *99.3.1  --   Opinion of Battle Fowler LLP as to the legality of the
                   securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

-----------
*    To be filed by Amendment.

     99.6.0   --   Power of Attorney of Reich & Tang Distributors, Inc., the
                   Depositor, by its officers and a majority of its Directors
                   (filed as Exhibit 6.0 to Form S-6 Registration Statement No.
                   333-44301 of Equity Securities Trust, Series 16, Signature
                   Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).

     99.6.1   --   Powers of Attorney of Charles Schwab & Co., Inc., the
                   Depositor, by its officers and a majority of its Directors
                   (filed as Exhibit 6.1 to Form S-6 Registration Statement No.
                   333-31133 of Schwab Trusts, Schwab Strategic Ten Trust, 1997
                   Series A on July 11, 1997 and incorporated herein by reference).

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1999 Series B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 25th day of June, 1999.

                                          SCHWAB TRUSTS, SCHWAB
                                          TEN TRUST, 1999 SERIES B
                                          (Registrant)

                                          CHARLES SCHWAB & CO., INC.
                                          (Depositor)

                                       By /s/ JIM WHITE
                                          --------------------------
                                          Jim White
                                          (Authorized Signator)


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Charles Schwab & Co., Inc., the Depositor, in the capacities and on the dates indicated.

 Name                   Title                                  Date
 ------------           -----                                  ------
DAVID POTTRUCK          Chief Executive Officer and Director

STEVEN SCHEID           Chief Financial Officer and Director

CHARLES R. SCHWAB       Director                               June 25, 1999


                                                           By  /s/ JIM WHITE
                                                               ---------------
                                                               Jim White
                                                               Attorney-In-Fact*


_____________

* Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Registration Statement No. 333-31133 on July 11, 1997.

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1999 Series B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 25th day of June, 1999.

                                      SCHWAB TRUSTS, SCHWAB
                                      TEN TRUST, 1999 SERIES B
                                        (Registrant)

                                      REICH & TANG DISTRIBUTORS, INC.
                                        (Depositor)

                                      By /s/ PETER J. DeMARCO
                                         ----------------------------
                                         Peter J. DeMarco
                                         (Authorized Signator)

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

   Name                      Title                            Date
Richard E. Smith, III        President and Director
Peter s. Voss                Director
G. Neal Ryland               Director                    June 25, 1999
Steven W. Duff               Director
Peter J. DeMarco             Executive Vice President
Richard I. Weiner            Vice President
Bernadette N. Finn           Vice President              By /s/ PETER J. DeMARCO
Lorraine C. Hysler           Secretary                   -----------------------
Richard De Sanctis           Treasurer                   Peter J. DeMarco
Edward N. Wadsworth          Executive Officer           Attorney-In-Fact*




--------------------
* Executed copies of Powers of Atorney were filed as Exhibit 6.0 to Registration Statement No. 333-44301 on January 15, 1998.

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated________, 1999, in this Registration Statement (Form S-6 No. 333-_______) of Schwab Trusts, Schwab Ten Trust, 1999 Series B.


New York, New York
_______, 1999                                      ERNST & YOUNG LLP

-------------
*     To be filed by Amendment.